================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*




                            ZHONE TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    98950P108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                           April 29, 2004; May 7, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                               PAGE 1 OF 19 PAGES

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 2 OF 19 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Stewart Alsop II
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,667,867 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,667,867 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,667,867 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 2 of 19 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 3 OF 19 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter J. Barris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,671,390 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,671,390 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,671,390 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 3 of 19 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 4 OF 19 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Nancy L. Dorman
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,667,867 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,667,867 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,667,867 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 4 of 19 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 5 OF 19 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       C. Richard Kramlich
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,671,390 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,671,390 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,671,390 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 5 of 19 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 6 OF 19 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Thomas C. McConnell
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,667,867 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,667,867 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,667,867 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 6 of 19 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 7 OF 19 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter T. Morris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,671,390 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,671,390 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,671,390 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 7 of 19 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 8 OF 19 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       John M. Nehra
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            5,224,206 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        5,224,206 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       5,224,206 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.7%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 8 of 19 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 9 OF 19 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Charles W. Newhall III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,671,390 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,671,390 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,671,390 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 9 of 19 pages

===================                                          ===================
CUSIP NO. 98950P108                   13D                    PAGE 10 OF 19 PAGES
===================                                          ===================

================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Mark W. Perry
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       AF
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)  [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
------------------------- ----- ------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            7,671,390 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        7,671,390 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       7,671,390 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                               [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       9.8%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 10 of 19 pages

                                  Schedule 13D

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, par value $0.001 per share (the "Zhone Common Stock"), of Zhone Technologies, Inc., a Delaware corporation formerly known as Tellium, Inc. ("Zhone"). The principal executive offices of Zhone are located at 7001 Oakport Street, Oakland, California 94621.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is being filed jointly by Stewart Alsop II ("Alsop"), Peter J. Barris ("Barris"), Nancy L. Dorman ("Dorman"), C. Richard Kramlich ("Kramlich"), Thomas C. McConnell ("McConnell"), Peter T. Morris ("Morris"), John M. Nehra ("Nehra"), Charles W. Newhall III ("Newhall") and Mark W. Perry ("Perry") (collectively, the "Reporting Persons" and the "General Partners"). Each of the General Partners, except Nehra, are individual general partners of NEA Partners VIII, Limited Partnership ("NEA Partners VIII"), NEA Partners 9, Limited Partnership ("NEA Partners 9") and NEA Partners 10, Limited Partnership ("NEA Partners 10") (collectively, the "GPLPs"). Nehra is a general partner of NEA Partners VIII and NEA Partners 9. NEA Partners VIII is the sole general partner of New Enterprise Associates VIII, Limited Partnership ("NEA VIII"). NEA Partners 9 is the sole general partner of New Enterprise Associates 9, Limited Partnership ("NEA 9"). NEA Partners 10 is the general partner of New Enterprise Associates 8A, Limited Partnership ("NEA 8A") and New Enterprise Associates 10, Limited Partnership ("NEA 10") (collectively, the "Funds").

         The address of the principal business office of NEA VIII, NEA 9, NEA 10, NEA 8A, NEA Partners VIII, NEA Partners 9, NEA Partners 10, Dorman, Nehra and Newhall is New Enterprise Associates, 1119 St. Paul Street, Baltimore, Maryland 21202. The address of the principal business office of Alsop, Kramlich, McConnell, Morris and Perry is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

         The principal business of NEA VIII, NEA 9, NEA 10 and NEA 8A is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 is to act as the sole general partner of NEA VIII, NEA 9 and NEA 8A and NEA 10 respectively. The principal business of each of the General Partners is to act as a general partner of NEA Partners VIII, NEA Partners 9, NEA Partners 10 and a number of affiliated partnerships with similar businesses.

         None of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         All of the GPLPs and the Funds are limited partnerships organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On April 28, 2004, NEA 10 purchased 505,600 shares of Zhone Common Stock for $3.4738 per share. On April 29, 2004, NEA 10 purchased 264,400 shares of Zhone Common Stock for $3.4529 per share. On May 5, 2004, NEA 10 purchased 250,000 shares of Zhone Common Stock for $3.1546 per

                               Page 11 of 19 pages
share. On May 6, 2004, NEA 10 purchased 251,000 shares of Zhone Common Stock for $3.3476 per share. On May 7, 2004, NEA 10 purchased 229,000 shares of Zhone Common Stock for $3.4145 per share. In total, NEA 10 purchased 1,500,000 shares (the "NEA 10 Shares") of Zhone Common Stock.

         On February 6, 2004, NEA 9 acquired 47,169 shares of Zhone Common Stock for $6.41 per share in connection with the asset acquisition of Gluon Networks, Inc. On February 6, 2004, NEA 10 acquired 90,032 shares of Zhone Common Stock for $6.41 per share in connection with the asset acquisition of Gluon Networks, Inc.

         After the purchases described in preceding two paragraphs, NEA VIII beneficially owns 1,817,129 shares of Zhone Common Stock; NEA 9 beneficially owns 3,407,077 shares of Zhone Common Stock; NEA 8A beneficially owns 853,629 shares of Zhone Common Stock and NEA 10 beneficially owns 1,590,032 shares of Zhone Common Stock.

         In addition to the transactions described above, NEA Development Corp. ("NEADC") owns an option to acquire 3,523 shares of Zhone Common Stock, which option is exercisable within 60 days. New Enterprise Associates, LLC ("NEALLC") is the sole shareholder of NEADC. Barris, Kramlich, Morris, Newhall and Perry are the individual members of NEALLC and the 3,523 shares have been aggregated with their holdings.

ITEM 4.  PURPOSE OF TRANSACTION.

         NEA acquired the Zhone Common Stock for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of Zhone and other factors, the Reporting Persons, the Funds and the GPLPs may dispose of or acquire additional shares of Zhone. Pursuant to a Letter Agreement between NEA VIII and Zhone, Kramlich has been designated by NEA VIII to serve on Zhone's Board of Directors. Except as described herein and in Item 6 below, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the other persons named in Item 2, has any plan or proposal which relates to, or would result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;


                               Page 12 of 19 pages

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) NEA VIII, NEA 9, NEA 8A and NEA 10 hold of record an aggregate of 1,817,129; 3,407,077; 853,629 and 1,590,032 shares of Zhone Common
              Stock, respectively. These shares represent 2.3%, 4.4%, 1.1% and 2.0%, respectively, of the outstanding shares of Zhone Common Stock, based on 78,020,000 shares of Zhone Common Stock outstanding, as reported in Zhone's Annual Report on Form 10-K (File No. 000-32743) filed with the Securities and Exchange Commission ("SEC") on February 26, 2004. Each of the Reporting Persons, except the Funds, disclaim beneficial ownership of the Record Shares.

         (b)  Regarding the number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:

                    0 shares for each Reporting Person.

              (ii)  shared power to vote or to direct the vote:

                    7,667,867 shares for Alsop, Dorman and McConnell. 7,671,390 shares for Barris, Kramlich, Morris, Newhall and Perry.
                    5,224,206 shares for Nehra.

              (iii) sole power to dispose or to direct the disposition:

                    0 shares for each Reporting Person.

              (iv)  shared power to dispose or to direct the disposition:

                    7,667,867 shares for Alsop, Dorman and McConnell. 7,671,390 shares for Barris, Kramlich, Morris, Newhall and Perry.
                    5,224,206 shares for Nehra.

         (c) Except as described in Item 3, there have not been any transactions in the shares of Zhone Common Stock effected by or for the account of the Reporting Persons during the 60 days prior to the date of this Schedule 13D.

         (d) Except as described in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Zhone Common Stock owned by NEA VIII, NEA 9, NEA 8A and NEA 10.


                               Page 13 of 19 pages

         (e) Ronald H. Kase retired as a general partner of NEA Partners VIII, NEA Partners 9 and NEA Partners 10 on January 23, 2004 and, as such, ceased to beneficially own five percent (5%) or more of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

ITEM 7.  EXHIBITS.

         Exhibit 1     Agreement regarding the filing of joint Schedule 13D.

         Exhibit 2     Powers of Attorney regarding Schedule 13D filings.





























                               Page 14 of 19 pages

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    May 11, 2004



         *
----------------------------
Stewart Alsop II


         *
----------------------------
Peter J. Barris


         *
----------------------------
Nancy L. Dorman


         *
----------------------------
C. Richard Kramlich


         *
----------------------------
Thomas C. McConnell


         *
----------------------------
Peter T. Morris


         *
----------------------------
John M. Nehra


         *
----------------------------
Charles W. Newhall III


         *
----------------------------
Mark W. Perry




                                                       */s/ Louis S. Citron
                                                       ------------------------
                                                       Louis S. Citron
                                                       As attorney-in-fact





                               Page 15 of 19 pages

                                                                       EXHIBIT 1
                                                                       ---------


                                    AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Zhone Technologies, Inc.

         EXECUTED this 11th day of May, 2004.



         *
----------------------------
Stewart Alsop II


         *
----------------------------
Peter J. Barris


         *
----------------------------
Nancy L. Dorman


         *
----------------------------
C. Richard Kramlich


         *
----------------------------
Thomas C. McConnell


         *
----------------------------
Peter T. Morris


         *
----------------------------
John M. Nehra


         *
----------------------------
Charles W. Newhall III






                               Page 16 of 19 pages

         *
----------------------------
Mark W. Perry



                                                      */s/ Louis S. Citron
                                                      ----------------------
                                                      Louis S. Citron
                                                      As attorney-in-fact








--------------------------------------------------------------------------------

This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Zhone Technologies, Inc. and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 2.





























                               Page 17 of 19 pages

                                                                       EXHIBIT 2
                                                                       ---------


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 2001.


                                             /s/ Stewart Alsop II
                                             ---------------------------
                                             Stewart Alsop II


                                             /s/ Peter J. Barris
                                             ---------------------------
                                             Peter J. Barris


                                             /s/ Nancy L. Dorman
                                             ---------------------------
                                             Nancy L. Dorman


                                             /s/ Ronald Kase
                                             ---------------------------
                                             Ronald Kase


                                             /s/ C. Richard Kramlich
                                             ---------------------------
                                             C. Richard Kramlich


                                             /s/ Arthur J. Marks
                                             ---------------------------
                                             Arthur J. Marks


                                             /s/ Thomas C. McConnell
                                             ---------------------------
                                             Thomas C. McConnell


                                             /s/ Peter T. Morris
                                             ---------------------------
                                             Peter T. Morris



                               Page 18 of 19 pages

                                             /s/ John M. Nehra
                                             ---------------------------
                                             John M. Nehra


                                             /s/ Charles W. Newhall III
                                             ---------------------------
                                             Charles W. Newhall III


                                             /s/ Mark W. Perry
                                             ---------------------------
                                             Mark W. Perry


                                             /s/ Scott D. Sandell
                                             ---------------------------
                                             Scott D. Sandell


















                               Page 19 of 19 pages